

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

Sanjeev Satyal
Chief Executive Officer
Monterey Bio Acquisition Corporation
17 State Street, 21st Floor
New York, NY 10004

>   **Re: Monterey Bio Acquisition Corporation**
>   **Registration Statement on Form S-1**
>   **Filed September 7, 2021**
>   **File No. 333-259378**

Dear Mr. Satyal:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed September 7, 2021

Summary
Initial Business Combination, page 8

1.   We note your disclosure that "[t]he private warrants are identical to the warrants sold as part of the units in this offering except that each private warrant is exercisable for one share of common stock at an exercise price of $11.50 per share." As the public warrants have the same exercise terms, to the extent that the terms of the private warrants are distinguishable from the warrants sold as part of the units, please revise your disclosure to clarify such differences, or otherwise revise your disclosure as necessary.

The Offering
Ability to extend time to complete business combination, page 18

2.   We note your disclosure that "y[our] sponsor and its affiliates or designees are not obligated to fund the trust account to extend the time for [you] to complete [y]our initial business combination." We also note your disclosure that "[y]our insiders and their affiliates or designees are not obligated to fund the trust account to extend the time for [you] to complete [y]our initial business combination" on page 6. Please amend your disclosure to clarify that your insiders do not have such obligation.

3.   We note your disclosure that you "may, by resolutions of [y]our board, extend the period of time to consummate a business combination . . . ." Please reference such requirement for board approval when you discuss the extension process elsewhere (e.g, on page 6).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Jason Simon, Counsel